October 30, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Vectren Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 19, 2009
Definitive Proxy Statement on Schedule 14A
        Filed March 18, 2009
File No. 001-15467

Dear Mr. Owings:

We received your letter dated October 26, 2009 containing follow up questions concerning your office’s review of the Vectren Corporation Form 10-K for Fiscal Year ended December 31, 2008 filed on February 19, 2009 and Definitive Proxy Statement on Schedule 14A filed March 18, 2009.  We appreciate your review of our initial responses to your comments and hope the following additional responses aid in your review.

Form 10-K for the Fiscal year Ended December 31, 2008

Item 10, Directors, Executive Officers and Corporate Governance, page 99

1.
We note your proposed disclosure in response to comment two of our September 23, 2009 letter.  It appears that “Code of Ethics” should be replaced with “Code of Corporate Conduct” in the last sentence of your proposed disclosure.  Please revise or advise.

RESPONSE:

The Company will revise its disclosure in future filings, starting with the Vectren Corporation 2009 10-K, to denote the location of the code of ethics as follows.  Bolded sections are suggested additional language (unchanged from the last comment letter).  Bolded and underlined wording address the revision noted above.

“The Company’s Corporate Governance Guidelines, its charters for each of its Audit, Compensation and Benefits and Nominating and Corporate Governance Committees, and its Corporate Code of Conduct that covers the Company’s directors, officers and employees are available in the Corporate Governance section of the Company’s website, www.vectren.com.  The Corporate Code of Conduct (titled “Corp Code of Conduct”) contains specific codes of ethics pertaining to the CEO and senior financial officers and the Board of Directors in Exhibits D and E, respectively.  A copy will be mailed upon request to Investor Relations, Attention: Steve Schein, One Vectren Square, Evansville, Indiana 47708.  The Company intends to disclose any amendments to the Corporate Code of Conduct or waivers of the Corporate Code of Conduct on behalf of the Company’s directors or officers including, but not limited to, the principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions on the Company’s website at the internet address set forth above promptly following the date of such amendment or waiver and such information will also be available by mail upon request to the address listed above.”

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 7

Review and Approval Policies and Procedures, page 7

2.
We note your response to comment four of our September 23, 2009 letter which references your response letter filed November 16, 2007.  Please provide us with proposed revised disclosure that discusses all aspects of your related party transaction review process as discussed in your November 16, 2007 letter.  Specifically, your disclosure on page seven does not discuss the requirement to disclose ownership or financial interests of $25,000 or more or 5% ownership in vendors, suppliers or contractors.

RESPONSE:

The Company will include the following revised disclosure in its 2010 proxy statement.  Bolded and underlined wording addresses denotes revisions to the 2009 proxy disclosure.

Review and Approval Policies and Procedures

We do not have a separate policy that codifies in a single document all of our policies regarding related person transactions. We do, however, have policies, procedures and practices for monitoring the occurrence of transactions involving the Company and our subsidiaries and related persons (directors and executive officers or their immediate family members, or shareholders owning 5% or greater of our outstanding stock) and for reviewing and approving related person transactions. Our Corporate Code of Conduct directs officers and employees to avoid relationships and financial interests in vendors, suppliers and contractors with whom the Company does business or who are seeking to do business with the Company.  Further, the Corporate Code of Conduct requires employees owing or acquiring a financial interest of $25,000 or more or 5% ownership in such vendors, suppliers or contractors to report such relationships to their immediate supervisor.  If the supervisor determines that a conflict exists, the supervisor is required to contact the appropriate executive officer and the director of Internal Audit for resolution. Annually, as required by the Corporate Code of Conduct, the director of Internal Audit requires all directors, officers and key employees to complete surveys and certifications regarding relationships and financial interests in vendors, suppliers, contractors and customers. The director of Internal Audit also annually mails letters to Vectren’s major vendors, suppliers and contractors to inform them of these restrictions. The Corporate Code of Conduct (titled “Corp Code of Conduct”) is posted in the Corporate Governance section of the Company’s website at www.vectren.com.

Our Code of Ethics for the Board of Directors requires directors to promptly disclose to the Chair of the Nominating and Corporate Governance committee any situation that involves, or may potentially involve, a conflict of interest. The Code of Ethics also provides for the Nominating and Corporate Governance committee to review all relationships that exist between Vectren and a non-management director other than relationships relating to the director’s service on the Board. We also obtain information from directors at least annually about any of these relationships or transactions. The Code of Ethics pertaining to the Board of Directors is included in Exhibit E to the Corporate Code of Conduct.  The Corporate Code of Conduct is posted in the Corporate Governance section of the Company’s website at www.vectren.com.

In connection with the preparation of its annual proxy statement and Form 10-K, Vectren distributes a director and officer questionnaire to its directors and executive officers to elicit information about, among other matters, related person transactions. Data compiled from these questionnaires is reviewed by management, Vectren’s general counsel, Vectren’s Nominating and Corporate Governance committee of its Board of Directors and by the full Board.

***************

Finally, in connection with Vectren’s response to your comments, as requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments, please contact me at (812) 491-4305 or Jerome A. Benkert, Jr., Executive Vice President and CFO, at (812) 491-4207.
Sincerely,

/s/ M. Susan Hardwick
M. Susan Hardwick
Vice President, Controller and Assistant Treasurer